09040385

SEC Mail Processing Section

MAR 3 1 2009

Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StateTrust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Brickell Avenue, Suite 100
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Cimbal (305) 921-8100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

STATETRUST INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
StateTrust Investments, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of StateTrust Investments, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StateTrust Investments, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
March 28, 2009

STATETRUST INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 6)	$	226,582
SECURITIES OWNED, AT FAIR VALUE (NOTES 2 AND 6)		31,648
RECEIVABLE FROM BROKER (NOTE 6)		36,026
DEPOSIT AT CLEARING BROKER (NOTE 6)		100,000
OTHER ASSETS (NOTE 3)		13,001
	$	407,257
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Securities sold, but not yet purchased, at fair value (Notes 2 and 6)	$	43,832
Accounts payable and accrued liabilities		85,873
Total liabilities		129,705
STOCKHOLDER'S EQUITY		277,552
	$	407,257

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc. (the Company), incorporated under the laws of the State of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 80% of the Company's customers are located in Latin America. The Company also trades equity securities for its own account and on a riskless principal basis in fixed income securities.

The Company is a wholly owned subsidiary of StateTrust Group, LLC (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Fund adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective for fiscal years beginning after November 15, 2007. In accordance with SFAS 157, fair value is defined as the price that the Fund would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. SFAS 157 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Fund's investments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

Valuation Techniques-Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Investment Manager or the Investment Manager Designee. The Investment Manager or the Investment Manager Designee has sole and absolute discretion in valuing any positions for which market quotations are not readily available or in adjusting the valuation of any other positions. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Revenue Recognition

Securities transactions and related trading gains and losses, commissions and clearing costs, are reported on a trade date basis. Interest earned or incurred is recognized on the accrual method of accounting.

Income Taxes

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. Upon adoption of Interpretation No. 48 for its 2009 annual financial statements, the Company will recognize income tax liabilities based upon criteria which include a more-likely-than-not threshold. The effects of adopting the Interpretation have not been determined.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. FAIR VALUE MEASUREMENT

The Fund's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157 and the Fund's accounting policies as disclosed in Note 1. The following table presents information about the Fund's assets measured at fair value as of December 31, 2008:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments in securities	$ 31,648	$ -	$ -	$ 31,648
LIABILITIES, at fair value				
Securities sold short	$ -	$(43,832)	$ -	$(43,832)

NOTE 3. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an Affiliate that is related to the Company by virtue of common ownership. The Affiliate receives a management fee in consideration of rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company.

Commission and Broker Fees

The Company makes payments of commissions and referral fees to certain affiliated registered representatives and referral brokers who are related by virtue of common ownership.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2003, the Company is the exclusive agent for the distribution of shares of the Ashport Mutual Funds (Funds). The Company is related to the Funds as it has common management. These Funds operate as diversified open-end management investment companies.

In addition, during 2008, the Company executed trades for the Funds, generating commission income and sales charges for the Company. At December 31, 2008, there was no amounts due from the Funds.

Insurance Company

The Company is related to an insurance company by virtue of common ownership and earns commissions income earned from brokerage activity on proprietary accounts of the insurance company.

NOTE 4. INCOME TAXES

The deferred tax asset at December 31, 2008 approximates $41,000, and results primarily from net operating loss carryforwards. This was offset by a valuation allowance of the same amount. The net operating loss carryforwards of approximately $110,000 expire in the years 2025 to 2028.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $259,025 which exceeded requirements by $159,025, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.33 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Pershing, whose main office is located in New Jersey. At December 31, 2008, the receivable from broker and deposit at clearing broker are with this brokerage firm. In addition, substantially all cash and cash equivalents, securities owned and securities sold, but not yet purchased are held by and due from this brokerage firm.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased aggregate $43,832 at December 31, 2008. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying financial statements. Additionally, the securities owned and the cash held by the clearing broker serves as collateral for the short-sale liability.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com